Exhibit 99.1

uniQure Announces Closing of Follow-on Public Offering

Amsterdam, the Netherlands, April 15, 2015 — uniQure N.V. (NASDAQ: QURE), a leader in human gene therapy, today announced the closing of its previously announced follow-on public offering of 3,000,000 ordinary shares at an offering price of $29.50 per ordinary share. In addition, uniQure has granted the underwriters a 30-day option to purchase up to an additional 450,000 ordinary shares from uniQure at the offering price, less underwriting discounts.

Leerink Partners LLC, Cowen and Company, LLC, and Piper Jaffray & Co. acted as the joint book-running managers for the offering. Oppenheimer & Co. Inc. and H.C. Wainwright & Co., LLC, acted as co-managers.

A shelf registration statement relating to these securities was declared effective by the Securities and Exchange Commission on March 13, 2015. The offering was made only by means of a prospectus supplement, copies of which may be obtained from Leerink Partners LLC, Attention: Syndicate Department, One Federal Street, 37th Floor, Boston, MA 02110, email:Syndicate@Leerink.com, phone: (800) 808-7525 ext. 6142; Cowen and Company, LLC, Attention: Prospectus Department, c/o Broadridge Financial Services, 1155 Long Island Avenue, Edgewood, NY, 11717, phone: 631-274-2806, fax: 631-254-7140; or Piper Jaffray & Co., Attention: Prospectus Department, 800 Nicollet Mall, J12S03, Minneapolis, MN 55402, phone: 1-800-747-3924, email: prospectus@pjc.com.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of, these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About uniQure

uniQure is delivering on the promise of gene therapy through single treatments with potentially curative results. We have developed a modular platform to rapidly bring new disease-modifying therapies to patients with severe disorders. We are engaged in multiple partnerships and have obtained regulatory approval of our lead product, Glybera, in the European Union for a subset of patients with LPLD.

uniQure:

Aicha Diba

Investor Relations

Direct : +31 20 240 6100

Main: +31 20 240 6000

a.diba@uniQure.com

Media inquiries:

Gretchen Schweitzer

MacDougall Biomedical Communications

Direct: +49 172 861 8540

Main: +49 89 2424 3494 or +1 781 235 3060

gschweitzer@macbiocom.com